Exhibit 99.1

Bright Scholar Announces Changes to Senior Leadership Team to Accelerate Multi-facet Business Growth and Development of Education Technology

Wanmei Li and Zi Chen Appointed to Co-CEOs

Jerry He to Lead Overseas School and Education Technology Businesses

FOSHAN, China, May 8, 2020 (PRNewswire) - Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE:BEDU), a global premier education service company, today announced changes to the Company’s management structure and senior leadership team to better support Bright Scholar’s multi-facet growth strategy and expanding global business. The changes are effective immediately.

Having led Bright Scholar as the Chief Executive Officer (“CEO”) since January 2019, Mr. Derek Feng has decided to step down for personal reasons. “We thank Derek for his efforts to enhance the operational strength of the Company, establishing a solid foundation that will support our future expansion,” said Ms. Huiyan Yang, Chairlady of the board of directors of Bright Scholar (the “Board”).

The Board has decided to split the role of the CEO into two, each heading up one of the Company’s core China-based business units: domestic K-12 education and complementary education service. Ms. Wanmei Li will be promoted to CEO for domestic K-12 education business, and Mr. Zi Chen promoted to CEO for complementary education service business.

In addition, Mr. Jerry He, current Executive Vice Chairman of the Board, will take the lead managing the Company’s overseas school business and the development of education technology business. He will also work closely with Ms. Wanmei Li and Mr. Zi Chen to ensure synergy across all business units and seamless execution of Bright Scholar’s strategy.

Ms. Huiyan Yang, Chairlady of the Board, commented: “Over the past two years, many factors have come together to bring unprecedented impact on our industry: the evolving regulatory landscape of the education industry in China, the growing uncertainty of the global political and economic environment, the recent outbreak of COVID-19 pandemic, and adoption of emerging technologies. Against this backdrop, the expansion of the leadership team is pivotal to ensure that the global vision and multi-facet growth strategy of the Board will be effectively executed.”

“I’d like to congratulate Ms. Li and Mr. Chen on their appointment. Ms. Li has over 20 years of extensive experience in sales and marketing, business development, organization and operations management. She has been instrumental in fostering a close collaboration between real estate developers and Bright Scholar. She will lead the expansion and drive  operation efficiency of our schools in China.”

“Mr. Chen was the general manager responsible for the management and operation of our Elan English learning centers where he has demonstrated his leadership and ability to deliver results. He has extensive experience in strategic management and business operation. He obtained his bachelor degree from Fudan University, and his master degree in management science and engineering from Stanford University. He will lead the integration and growth of complementary education businesses. Ms. Li and Mr. Chen are a formidable leadership team, each bringing complementary skills and experience that will further strengthen our core businesses while expanding our suite of services and advancing synergistic integrations.”

Ms. Yang continued: “The Board is appreciative of Jerry to take the lead in our overseas business and education technology business. The overseas business is a critical component in our global strategy. Education technology will rejuvenate education industry and Bright Scholar. Jerry has decades of international experience and is driving investments in education technology, he is the most suitable person to manage our overseas business, pursue development of education technology, while continuing to advance the overall growth strategy and M&A initiatives for Bright Scholar.”

“We are confident that these changes will accelerate the Company’s growth, advance its strategic vision as a global premier education service company, and drive shareholder value,” she concluded.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507